

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Gregory C. Case
Chief Executive Officer
Aon plc
Metropolitan Building
James Joyce Street
Dublin 1, Ireland D01 K0Y8

> **Re: Aon plc**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 12, 2020**
> **File No. 001-07933**

Dear Mr. Case:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance